IAMGOLD CORPORATION

TSX: **IMG**   NYSE: **IAG**

NEWS RELEASE

IAMGOLD UPDATES CURRENT MERREX INVESTMENT

Toronto, Ontario, November 10, 2015 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announced that, today, it acquired 21,473,838 common shares of Merrex Gold Inc. ("Merrex") (MXI: TSXV) in settlement of debt owed by Merrex pursuant to the Siribaya Joint Venture between IAMGOLD and Merrex.

IAMGOLD now owns 45,757,388 common shares of Merrex or 25.20% of the outstanding common shares.

The common shares of Merrex acquired today by IAMGOLD were acquired for investment purposes. IAMGOLD does not have any present intention to acquire ownership of, or control over, additional securities of Merrex. It is the intention of IAMGOLD to evaluate its investment in Merrex on a continuing basis and such holdings may be increased or decreased in the future.

In accordance with National Instrument 62-103 and Section 102.1 of the Securities Act (Ontario), IAMGOLD has issued this news release and is concurrently filing an early warning report on Merrex's SEDAR profile at www.sedar.com.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information or a copy of the Company's early warning report please contact:

Bob Tait, VP Investor Relations
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile: (416) 670-3815

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/accueil/default.aspx.